Exhibit 99.2

Dear Shareholders.

I write to you today to provide an update on our extremely challenging past fiscal year 2024 and our future plans. Following the brutal shutdowns caused by the global pandemic, we didn't think things could get any worse. However, this past year has tested us even further. Despite these extensive hardships, which lasted right to the end of this fiscal year, I am pleased to report that we have finally started to see light on the other side of this dark tunnel.

Navigating Through Unprecedented Challenges

Fiscal 2024 has been one of the most difficult periods in my professional career. The swift and severe revenue decline, caused by the strong cancelations and reduction of purchase orders from all our customers driven by post-COVID-19 demand fluctuations and resulting inventory overproduction, lasted much longer than initially expected and caused us to lose over 60% of our business at the lowest points. The severity of the negative impact on our company forced us into a severe survival mode.

Our prudent financial management in prior years allowed us to build up reserves that proved crucial in navigating these turbulent times. While we were stretched thin, managing expenses without proportionately reducing our business capabilities, we made a decision to preserve our core assets—our engineers and technicians. We recognized that cutting these key personnel would save much of our cost in the short term but severely damage the company's future prospects and put us on a path that would be difficult to recover from when market conditions eventually improved.

Balancing Act for Future Stability

This period required a delicate balancing act between maintaining customer relationships, managing and keeping our key staff, as well as trying to ensure long-term financial stability. Despite the numerous challenges, our efforts have begun to bear fruit. Recently, we have seen an increase in orders from nearly all our customers, indicating that the worst of the crisis is potentially behind us. We are not out of the woods but are seeing signs of improvement and renewed business optimism at many of our customers. Importantly, our strategy to use financial reserves prudently has helped us survive without jeopardizing the company's future.

Strategic Decisions and Future Opportunities

One of our strategic actions was the planned acquisition of Synova Metall- und Kunststofftechnik GmbH, a company in Germany, that we announced in December 2023. Synova operates an OEM/ODM business in similar industries to our company, with a different but equally, high-value customer base. Initially, their business appeared resilient, but finally it too experienced a significant business downturn. Consequently, we decided to pause the acquisition until Synova’s business stabilizes and we can accurately reassess its value. Our priority is on helping our situation, not adding further burden to a stressed situation. For now, the acquisition is still on the back burner and can be restarted when the situation improves and it becomes beneficial to pursue an enhancement.

We believe that revisiting this acquisition at the end of the downturn may still offer the compelling synergistic benefits we found attractive in our initial due diligence, while helping us expand our OEM/ODM operations with lower operational costs. We also believe we can find a solution to complete the acquisition on the right terms and conditions. Synova is still considered one of our best solutions for an increased OEM/ODM business. The owner of Synova is an excellent businessman with excellent contacts and customer relationships. For example, Synova has over one hundred potential customers with little or no active business primarily due to high European operating costs. With our lower-cost labor and more efficient operating model, we are confident we can help address the cost issue and better leverage and grow revenue at these customers.

Paving the Path for Diversification and Growth

This crisis has reinforced the urgent need for a second, robust business line to safeguard against similar future disruptions. We are committed to creating a new, unrelated business that can start small and grow over time, providing a stable foundation and additional revenue streams. We must be able at least in part to control our own future and not fully depend on our customers well being.

We have made several attempts in the past to diversify but were forced to halt due to pressing issues demanding management's full attention. This time, we are better prepared. Our COO has assumed significant responsibility for our existing OEM business, and if we close the Synova acquisition, we will expand our executive team with the owner of Synova, a capable leader with deep industry knowledge and contacts who could take charge of the company’s OEM/ODM business segment.

Building a Sustainable Future

We are confident that 2024 will mark the beginning of a new business era, which will not only stabilize the company but also offer significant growth potential beyond our current OEM manufacturing operations.

As we look to the future, we remain focused on driving sustainable growth and creating long-term value for our shareholders. Our strategic priorities include further innovation, expanding our global presence, and enhancing our operational efficiencies. We are confident that with your continued support, we will achieve these goals and more.

In conclusion, our resilience and strategic foresight have positioned us to emerge stronger. We are committed to growing shareholder value and ensuring the long-term success of Highway Holdings Limited. I would like to express my sincere gratitude to our shareholders, employees, customers, and partners for their unwavering support. Together, we will continue to build on our past successes and create a brighter future.

Thank you for your trust and confidence in our company. Sincerely yours, Roland Kohl, Chief Executive Officer, Highway Holdings Limited